UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
August 6, 2007
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

Issued by Harmony Gold Mining Company Limited
6 August 2007
For more details contact:

Graham Briggs Acting Chief Executive	Amelia Soares General Manager, Investor Relations	Lizelle du Toit Investor Relations Officer	For the comprehensive set of results please visit www.harmony.co.za

on +27 (0) 83 265 0274	on +27(0)82 654 9241 or	on +27(0)82 465 1244	JSE: HAR NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228
BERNARD SWANEPOEL RESIGNS AS CHIEF EXECUTIVE OF HARMONY
Johannesburg, 6 August 2007. The Board of Harmony Gold Mining Company Limited (Harmony) announces that Bernard Swanepoel, Chief Executive for the past 12 years, has resigned with immediate effect.
Bernard says, “I am confident that Harmony will continue to grow under new leadership and benefit from the strategy that we have developed over the past few years.”
“Bernard joined Harmony in 1995 and grew the company from a single mine to the fifth largest gold mining company in the world with a market capitalisation of USD5.5 billion. It has been an honour and privilege to work with him and we wish him well,” said Patrice Motsepe, Chairman of the Board.
The Board has appointed Graham Briggs, Managing Director of Harmony Australasia, as acting Chief Executive with immediate effect. Mr Motsepe says, “I welcome Graham in his new position and am confident that his vast experience will make a valuable contribution to Harmony.”
Graham Briggs holds a BSc (Hons) (Geology) and has in excess of 30 years experience in the mining industry both locally and internationally. Graham spent most of his career in the geological field, in gold mining and mostly on Witwatersrand mines of South Africa. He joined Harmony in 1995 as Manager, New Business and has filled various operational roles including Operations Director of Harmony’s Free State assets (in South Africa).
In addition the Board advises that Mr Andre Wilkens, who has extensive knowledge of Harmony and vast experience of the gold mining industry, has been appointed to the Harmony Board of Directors as non-executive director.
ends.
Corporate Office: Suite No.1 Private Bag X1 Melrose Arch Johannesburg South Africa 2076 T +27 (11) 684 0140 F +27 (11) 684 0188
www.harmony.co.za     NYSE : HMY     JSE : HAR

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 6, 2007
Harmony Gold Mining Company Limited
By: /s/ Nomfundo Qangule
Name: Nomfundo Qangule

Title: Chief Financial Officer